Exhibit (i)

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Delaware Enhanced Global Dividend and Income Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$27,688,868.79 (a)	0.00011020%	$3,051.31 (b)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$27,688,868.79
Total Fees Due for Filing			$3,051.31
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$3,051.31

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 30% of the 10,620,970 Common Shares of Delaware Enhanced Global Dividend and Income Fund by $8.69, 98% of the Net Asset Value per share of $8.87 as of the close of ordinary trading on the New York Stock Exchange on January 6, 2023.

(b) Calculated as $110.20 per $1,000,000 of the Transaction Valuation.